September 23, 2022

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:    A10 Networks, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 8, 2022
        Form 10-Q for the quarterly period ended June 30, 2022
        Filed on August 4, 2022
        Form 8-K furnished August 2, 2022
    File No. 001-36343

Dear Ms. Brittany Ebbertt and Ms. Christine Dietz:

A10 Networks, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 13, 2022, relating to the aforementioned Form 10-K, Form 10-Q and Form 8-K. For reference purposes, the text of your letter dated September 13, 2022, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 76

1.We note that product revenue includes subscription revenue. Please tell us more about your subscription arrangements, including whether the subscription includes a license to your software (i.e. customer takes possession of the software) or whether the subscription provides access to the software. Explain how revenue from these arrangements is recognized and tell us what consideration was given to including your revenue recognition policy for these arrangements. As part of your response, please quantify the revenue from subscriptions for the periods presented.

Response:

The Company respectfully advises the Staff that the Company’s product revenue includes subscription revenue. The Company offers several products by subscription, primarily either through term-based license agreements or as a service through its cloud-based platform. Revenue for term-based license agreements is recognized at a point in time when the Company delivers the software license to the customer and the subscription term has commenced. For the Company's software-as-a-service offerings, our customers do not take possession of the Company’s software but rather the Company provides access to the service via a hosting arrangement. Revenue in these arrangements is recognized ratably as the services are provided.

The Company advises the Staff that revenues from software-as-a-service subscriptions for the fiscal years ended December 31, 2021, 2020 and 2019 were $4.7 million or 1.89% of total revenue, $4.0 million or 1.78% of total revenue, and $3.6 million or 1.71% of total revenue, respectively, and that revenues from term-based license subscriptions for the fiscal years ended December 31, 2021, 2020 and 2019 were $7.9 million or 3.17% of total revenue, $9.4 million or 4.15% of total revenue, and $4.4 million or 2.05% of total revenue, respectively.
The Company will ensure that its future filings adequately describe the qualitative elements of subscription revenue, however, because subscription revenue is not currently considered material to overall revenue, the Company does not intend on quantifying subscription revenues until those revenue streams become material.

Note 12. Geographic Information, page 99

2.Please revise to disclose revenue attributed to your country of domicile, the United States, separately from all other countries. Further, please separately disclose revenue related to any individual foreign country, if material. Refer to ASC 280-10-50-41(a). In this regard, we note that in your Form 10-Q for the quarterly period ended June 30, 2022 you no longer quantify revenue from Japan. Considering the significance of revenue from Japan in prior periods, please tell us how you determined this disclosure was no longer warranted.

Response:

The Company respectively acknowledges the Staff’s comment and in accordance with ASC 280-10-50-41(a) will disclose revenue attributed to the United States separately from all other countries in future filings and will separately disclose revenue attributed to Japan separately from Asia Pacific in future filings.

Form 10-Q for the quarterly period ended June 30, 2022

Item 4. Controls and Procedures, page 36

3.We note that disclosure controls and procedures were “at the reasonable assurance level.” Please revise to disclose management's actual conclusion as to whether disclosure controls and procedures were effective or not effective. Refer to Item 307 of Regulation S-K.

Response:

The Company acknowledges the Staff’s request that the Company use more specific language regarding management’s actual conclusion as to whether the Company’s disclosure controls and procedures were effective or not effective and confirms that for the Form 10-Q for the quarterly period ended June 30, 2022, the disclosure should have read “were effective at the reasonable assurance level.” The Company will ensure that its future filings include language that its disclosure controls and procedures are either “were effective at the reasonable assurance level” or “were not effective at the reasonable assurance level.”

Form 8-K furnished August 2, 2022

Exhibit 99.1

4.We note your disclosure of Adjusted EBITDA as a percentage of revenue. Please revise to disclose GAAP net income margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP C&DI Question 102.10.

Response:

The Company acknowledges the Staff’s comment and will ensure that, going forward, to the extent the Company discloses Adjusted EBITDA as a percentage of revenue in future filings and earnings releases, the Company will include GAAP net income margin with equal or greater prominence.

Reconciliation of GAAP Net Income to Non-GAAP Net Income

5.We note that you do not appear to have tax effected your adjustments to arrive at non-GAAP net income. Please revise to include a separate income tax adjustment commensurate with your non GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.

Response:

The Company acknowledges the Staff’s comment and will ensure that in future filings and earnings releases, the Company will include a separate income tax adjustment in the reconciliation of GAAP Net Income to Non-GAAP Net Income.

If you have any questions or comments, please do not hesitate to contact me directly at (408) 514-4325.

Very truly yours,

A10 Networks, Inc.

/s/ Brian Becker
Brian Becker
Chief Financial Officer

Copy to:
Dhrupad Trivedi, A10 Networks, Inc.
Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP
Heather Moore, Armanino LLP
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